Exhibit 99.1

January 26, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that on January 25, 2017, the Board of Directors of our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“The Bank”), approved the issuance of the Class III Notes for a total value of up to U$S 550,000,000, or the equivalent thereof in other currencies, under the Global Program for the Issuance of short-, medium- and/or long term notes for a maximum outstanding face value of up to U$S 600,000,000 (or the equivalent thereof in other currencies), representing an increase up to U$S 1,100,000,000 (or the equivalent thereof in other currencies). This increase, which was approved at the Extraordinary Shareholders´ Meeting held on November 9, 2016, is subject to the approval of the Comisión Nacional de Valores.

The terms and conditions of the Class III Notes will be set forth in the corresponding Price Supplement.

The net amount from the placement of the Class III Notes will be used for the integration of working capital in Argentina, refinancing of liabilities, loans and/or other financings, or as determined in the Price Supplement.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.